charles SCHWAB

Large Blend

Schwab S&P 500 Portfolio

Large-Cap

For the period ended December 31, 2004

Inception Date: November 1, 1996

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by calling 1-800-435-4000.

Management's Discussion for the year ended December 31, 2004



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of the portfolio. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, a director and a portfolio manager, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.

Investment Environment and the Portfolio

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 1.23% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations
- ■ 4.34% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- ■ 10.88% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 18.33% **Russell 2000® Index:** measures U.S. small-cap stocks
- □ 20.25% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East


20%
10%
0%
-10%
12/31/03
2/27
4/30
6/25
8/27
10/29
12/31/04

These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

The Schwab S&P 500 Portfolio ended the 12-month report period up 10.53%, tracking its benchmark, the S&P 500 Index®, which was up 10.88%. Value was the favored style, significantly outperforming growth. During the year, the price of crude oil increased substantially, making energy-related stocks the top performers in the fund. Utilities also enjoyed strong gains. Conversely, Healthcare and Information Technology were the laggards, although they, too, posted small positive returns.

Past performance does not indicate future results.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

Schwab S&P 500 Portfolio

Performance as of 12/31/04

Average Annual Total Returns[1,2,3]

This bar chart compares performance of the portfolio with its benchmark and Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	10.53%	-2.62%	8.06%
Benchmark	10.88%	-2.30%	8.53%
Fund Category	8.78%	-3.43%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1,2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in its benchmark.

- ■ $18,837 **Portfolio**
- ■ $19,524 **S&P 500® Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.

[3] Source for category information: Morningstar, Inc.

Portfolio Facts as of 12/31/04

Style Assessment[1]

Investment Style



Value Blend Growth

Large Medium Small

Market Cap

Statistics

Number of Holdings	502
Weighted Average Market Cap ($ x 1,000,000)	$92,284
Price/Earnings Ratio (P/E)	20.6
Price/Book Ratio (P/B)	3.2
Portfolio Turnover Rate	4%

Top Holdings[2]

Security	% of Net Assets
❶ General Electric Co.	3.3%
❷ Exxon Mobil Corp.	2.9%
❸ Microsoft Corp.	2.5%
❹ Citigroup, Inc.	2.2%
❺ Wal-Mart Stores, Inc.	1.9%
❻ Pfizer, Inc.	1.8%
❼ Bank of America Corp.	1.7%
❽ Johnson & Johnson	1.6%
❾ American International Group, Inc.	1.5%
❿ International Business Machines Corp.	1.4%
Total	**20.8%**

Sector Weightings % of Portfolio

This chart shows the portfolio's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 29.3% **Consumer Non-Durables**
- 20.6% **Finance**
- 18.6% **Technology**
- 7.0% **Energy**
- 6.8% **Materials & Services**
- 6.4% **Capital Goods**
- 6.2% **Utilities**
- 1.7% **Transportation**
- 1.6% **Consumer Durables**
- 1.8% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 12/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

Portfolio Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab S&P 500 Portfolio				
Actual Return	0.28%	$1,000	$1,070.00	$1.46
Hypothetical 5% Return	0.28%	$1,000	$1,023.73	$1.42

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab S&P 500 Portfolio

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.06	12.66	16.54	19.02	21.26
Income or loss from investment operations:					
Net investment income	0.29	0.17	0.19	0.15	0.18
Net realized and unrealized gains or losses	1.40	3.40	(3.90)	(2.46)	(2.17)
Total income or loss from investment operations	1.69	3.57	(3.71)	(2.31)	(1.99)
Less distributions:					
Dividends from net investment income	(0.19)	(0.17)	(0.17)	(0.17)	(0.19)
Distributions from net realized gains	–	–	–	–	(0.06)
Total distributions	(0.19)	(0.17)	(0.17)	(0.17)	(0.25)
Net asset value at end of period	17.56	16.06	12.66	16.54	19.02
Total return (%)	10.53	28.22	(22.43)	(12.16)	(9.34)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.28	0.28	0.28	0.28	0.29[1]
Gross operating expenses	0.31	0.32	0.35	0.33	0.31
Net investment income	1.75	1.50	1.33	1.09	0.99
Portfolio turnover rate	4	2	11	5	10
Net assets, end of period ($ x 1,000,000)	162	146	98	128	126

[1] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts.

▮ Issuer is related to the fund's adviser

■ The security or a portion of this security is on loan.

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
98.2% Common Stock	133,955	159,013
1.6% Short-Term Investment	2,617	2,617
0.2% U.S. Treasury Obligation	244	244
0.0% Warrants	—	2
100.0% Total Investments	136,816	161,876
7.9% Collateral Invested for Securities on Loan	12,865	12,865
(7.9)% Other Assets and Liabilities, Net		(12,750)
100.0% Total Net Assets		161,991

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.2% of net assets	
Aerospace / Defense 1.9%	
The Boeing Co. 11,996	621
General Dynamics Corp. 2,800	293
Goodrich Corp. 1,700	55
L-3 Communications Holdings, Inc. 1,500	110

Security and Number of Shares	Value ($ x 1,000)
Lockheed Martin Corp. 6,400	355
Northrop Grumman Corp. 5,114	278
Raytheon Co. 6,300	245
■ Rockwell Automation, Inc. 2,700	134
Rockwell Collins, Inc. 2,500	99
Textron, Inc. 1,900	140
United Technologies Corp. 7,100	734
	3,064
Air Transportation 1.3%	
■• Delta Air Lines, Inc. 1,400	10
FedEx Corp. 4,220	415
Sabre Holdings Corp., Class A 1,883	42
Southwest Airlines Co. 11,218	183
United Parcel Service, Inc., Class B 15,945	1,363
	2,013
Alcoholic Beverages 0.4%	
■ Adolph Coors Co., Class B 600	46
Anheuser-Busch Cos., Inc. 11,400	578
Brown-Forman Corp., Class B 1,804	88
	712
Apparel 0.5%	
• Coach, Inc. 2,700	152
Jones Apparel Group, Inc. 1,800	66
Liz Claiborne, Inc. 1,600	67
Nike, Inc., Class B 3,800	345
Reebok International Ltd. 800	35
VF Corp. 1,600	89
	754
Automotive Products / Motor Vehicles 1.1%	
Cooper Tire & Rubber Co. 1,000	22
Cummins, Inc. 700	59
Dana Corp. 2,178	38
■ Danaher Corp. 4,400	253
■ Delphi Corp. 7,563	68
Eaton Corp. 2,200	159
■ Ford Motor Co. 25,852	378
■ General Motors Corp. 8,000	320
■ Genuine Parts Co. 2,500	110
■• Goodyear Tire & Rubber Co. 2,500	37
Harley-Davidson, Inc. 4,200	255
• Navistar International Corp. 1,000	44
■ Visteon Corp. 1,584	15
	1,758

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Banks 7.6%	
■ AmSouth Bancorp. 5,050	131
❼ Bank of America Corp. 57,084	2,682
The Bank of New York Co., Inc. 10,900	364
BB&T Corp. 7,800	328
Comerica, Inc. 2,350	143
Compass Bancshares, Inc. 1,700	83
Fifth Third Bancorp 8,105	383
■ First Horizon National Corp. 1,700	73
Huntington Bancshares, Inc. 3,256	81
JPMorgan Chase & Co. 49,905	1,947
KeyCorp, Inc. 5,900	200
M&T Bank Corp. 1,700	183
Marshall & Ilsley Corp. 3,278	145
Mellon Financial Corp. 6,000	187
National City Corp. 9,500	357
North Fork Bancorp., Inc. 6,600	190
■ Northern Trust Corp. 3,100	150
PNC Financial Services Group, Inc. 4,000	230
Regions Financial Corp. 6,427	229
State Street Corp. 4,800	236
SunTrust Banks, Inc. 5,100	377
Synovus Financial Corp. 4,300	123
U.S. Bancorp 26,430	828
Wachovia Corp. 22,427	1,180
Wells Fargo & Co. 23,599	1,467
Zions Bancorp. 1,200	81
	12,378
Business Machines & Software 8.7%	
■ Adobe Systems, Inc. 3,400	213
• Apple Computer, Inc. 5,500	354
Autodesk, Inc. 3,000	114
• BMC Software, Inc. 3,200	60
• Cisco Systems, Inc. 94,800	1,830
• Compuware Corp. 5,100	33
• Comverse Technology, Inc. 2,700	66
• Dell, Inc. 35,300	1,488
• EMC Corp. 34,012	506
• Gateway, Inc. 4,600	28
Hewlett-Packard Co. 42,737	896
❿ International Business Machines Corp. 23,500	2,317
■• Lexmark International, Inc., Class A 1,800	153

Security and Number of Shares	Value ($ x 1,000)
▲❸ Microsoft Corp. 152,500	4,073
• NCR Corp. 1,400	97
• Network Appliance, Inc. 4,800	159
• Novell, Inc. 5,200	35
• Oracle Corp. 72,500	995
Pitney Bowes, Inc. 3,400	157
• Siebel Systems, Inc. 7,000	73
• Sun Microsystems, Inc. 45,800	246
• Unisys Corp. 4,700	48
• Xerox Corp. 11,900	202
	14,143
Business Services 4.4%	
• Affiliated Computer Services, Inc., Class A 1,981	119
■• Allied Waste Industries, Inc. 4,300	40
■• Apollo Group, Inc., Class A 2,700	218
Automatic Data Processing, Inc. 8,400	373
Cendant Corp. 14,902	348
■ Cintas Corp. 2,492	109
• Citrix Systems, Inc. 2,400	59
■ Computer Associates International, Inc. 8,200	255
• Computer Sciences Corp. 2,700	152
• Convergys Corp. 2,054	31
• eBay, Inc. 9,194	1,069
Electronic Data Systems Corp. 6,900	159
Equifax, Inc. 2,000	56
First Data Corp. 11,999	510
• Fiserv, Inc. 2,700	109
■ H&R Block, Inc. 2,300	113
IMS Health, Inc. 3,300	77
• Interpublic Group of Cos., Inc. 5,700	76
• Intuit, Inc. 2,820	124
• Mercury Interactive Corp. 1,200	55
• Monster Worldwide, Inc. 1,644	55
Omnicom Group, Inc. 2,600	219
• Parametric Technology Corp. 3,800	22
Paychex, Inc. 5,250	179
Robert Half International, Inc. 2,400	71
• SunGard Data Systems, Inc. 4,031	114
• Symantec Corp. 8,796	227
Tyco International Ltd. 28,419	1,016
• Veritas Software Corp. 6,000	171
Waste Management, Inc. 8,157	244
• Yahoo! Inc. 19,200	724
	7,094

Security and Number of Shares	Value ($ x 1,000)
Chemicals 1.6%	
Air Products & Chemicals, Inc. 3,300	191
Dow Chemical Co. 13,155	651
E.I. du Pont de Nemours & Co. 13,954	685
Eastman Chemical Co. 1,000	58
■ Ecolab, Inc. 3,700	130
■ Great Lakes Chemical Corp. 700	20
• Hercules, Inc. 1,500	22
Monsanto Co. 3,725	207
PPG Industries, Inc. 2,500	170
Praxair, Inc. 4,600	203
Rohm & Haas Co. 3,205	142
Sigma-Aldrich Corp. 1,000	61
	2,540
Construction 0.5%	
■ Centex Corp. 1,800	107
Fluor Corp. 1,100	60
KB Home 700	73
Masco Corp. 6,300	230
Pulte Homes, Inc. 1,800	115
The Sherwin-Williams Co. 2,000	89
■ The Stanley Works 1,100	54
Vulcan Materials Co. 1,500	82
	810
Consumer Durables 0.2%	
Black & Decker Corp. 1,100	97
Leggett & Platt, Inc. 2,800	80
■ Maytag Corp. 1,800	38
Newell Rubbermaid, Inc. 3,924	95
Whirlpool Corp. 900	62
	372
Containers 0.2%	
Ball Corp. 1,600	70
Bemis Co. 1,400	41
• Pactiv Corp. 2,300	58
• Sealed Air Corp. 1,214	65
	234
Electronics 4.9%	
• ADC Telecommunications, Inc. 10,300	28
• Advanced Micro Devices, Inc. 4,900	108
• Agilent Technologies, Inc. 6,737	162
• Altera Corp. 5,480	113

Security and Number of Shares	Value ($ x 1,000)
American Power Conversion Corp. 2,825	60
Analog Devices, Inc. 5,400	199
• Andrew Corp. 2,250	31
• Applied Materials, Inc. 24,000	410
• Applied Micro Circuits Corp. 4,082	17
• Broadcom Corp., Class A 4,600	148
• CIENA Corp. 6,700	22
• Freescale Semiconductor, Inc., Class B 5,566	102
■ Intel Corp. 90,000	2,105
ITT Industries, Inc. 1,300	110
• Jabil Circuit, Inc. 2,727	70
• JDS Uniphase Corp. 20,155	64
• KLA-Tencor Corp. 2,700	126
Linear Technology Corp. 4,400	171
• LSI Logic Corp. 5,300	29
• Lucent Technologies, Inc. 60,295	227
Maxim Integrated Products, Inc. 4,700	199
■• Micron Technology, Inc. 8,800	109
Molex, Inc. 2,700	81
Motorola, Inc. 33,205	571
• National Semiconductor Corp. 5,000	90
■• Novellus Systems, Inc. 2,200	61
• Nvidia Corp. 2,400	57
PerkinElmer, Inc. 1,700	38
• PMC−Sierra, Inc. 2,500	28
• Power−One, Inc. 1,200	11
• QLogic Corp. 1,295	48
Qualcomm, Inc. 23,000	975
• Sanmina-SCI Corp. 7,400	63
Scientific-Atlanta, Inc. 2,200	73
• Solectron Corp. 13,300	71
Symbol Technologies, Inc. 3,052	53
Tektronix, Inc. 1,500	45
• Tellabs, Inc. 5,900	51
■• Teradyne, Inc. 2,700	46
Texas Instruments, Inc. 24,700	608
• Thermo Electron Corp. 2,200	66
■• Waters Corp. 1,700	80
Xilinx, Inc. 4,800	142
	7,868
Energy: Raw Materials 1.7%	
Anadarko Petroleum Corp. 3,537	229
Apache Corp. 4,684	237

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
■ Baker Hughes, Inc. 4,780	204
• BJ Services Co. 2,300	107
Burlington Resources, Inc. 5,704	248
Devon Energy Corp. 6,800	265
EOG Resources, Inc. 1,607	115
Halliburton Co. 6,200	243
■• Noble Corp. 1,800	90
Occidental Petroleum Corp. 5,400	315
• Rowan Cos., Inc. 1,400	36
Schlumberger Ltd. 8,300	556
Valero Energy Corp. 3,600	163
	2,808

Food & Agriculture 3.3%

Archer-Daniels-Midland Co. 9,200	205
Campbell Soup Co. 5,700	170
The Coca-Cola Co. 34,000	1,415
Coca-Cola Enterprises, Inc. 6,500	136
ConAgra Foods, Inc. 7,600	224
General Mills, Inc. 5,300	264
H.J. Heinz Co. 5,000	195
Hershey Foods Corp. 3,500	194
Kellogg Co. 5,900	264
McCormick & Co., Inc. 2,000	77
The Pepsi Bottling Group, Inc. 3,602	97
PepsiCo, Inc. 23,780	1,241
Sara Lee Corp. 11,100	268
■ Supervalu, Inc. 1,900	66
Sysco Corp. 9,100	347
Wm. Wrigley Jr. Co. 3,100	215
	5,378

Gold 0.2%

Newmont Mining Corp. 6,486	**288**

Healthcare / Drugs & Medicine 11.9%

Abbott Laboratories 21,800	1,017
Allergan, Inc. 1,800	146
AmerisourceBergen Corp. 1,600	94
• Amgen, Inc. 17,804	1,142
Applied Biosystems Group–Applera Corp. 2,800	59
Bausch & Lomb, Inc. 800	52
Baxter International, Inc. 8,600	297
Becton Dickinson & Co. 3,600	205
• Biogen Idec, Inc. 4,700	313
Biomet, Inc. 3,725	162
• Boston Scientific Corp. 11,900	423
Bristol-Myers Squibb Co. 27,600	707

Security and Number of Shares	Value ($ x 1,000)
C.R. Bard, Inc. 1,400	90
Cardinal Health, Inc. 6,175	359
• Caremark Rx, Inc. 6,413	253
• Chiron Corp. 2,700	90
Eli Lilly & Co. 16,000	908
• Express Scripts, Inc. 1,100	84
• Forest Laboratories, Inc. 5,200	233
• Genzyme Corp. 3,200	186
• Gilead Sciences, Inc. 6,000	210
Guidant Corp. 4,500	324
■ HCA, Inc. 6,100	244
Health Management Associates, Inc., Class A 3,300	75
• Hospira, Inc. 2,210	74
• Humana, Inc. 2,100	62
❽ Johnson & Johnson 41,648	2,641
• King Pharmaceuticals, Inc. 3,466	43
• Laboratory Corp. of America Holdings 2,000	100
Manor Care, Inc. 1,300	46
■ McKesson Corp. 4,106	129
• Medco Health Solutions, Inc. 3,888	162
• Medimmune, Inc. 3,400	92
Medtronic, Inc. 16,900	839
Merck & Co., Inc. 31,400	1,009
■ Mylan Laboratories, Inc. 3,800	67
▲❻ Pfizer, Inc. 105,889	2,847
Quest Diagnostics 1,380	132
Schering-Plough Corp. 20,800	434
• St. Jude Medical, Inc. 5,000	210
Stryker Corp. 5,670	274
• Tenet Healthcare Corp. 6,500	71
■ UnitedHealth Group, Inc. 9,400	828
• Watson Pharmaceuticals, Inc. 1,500	49
• WellPoint, Inc. 4,201	483
Wyeth 18,600	792
• Zimmer Holdings, Inc. 3,500	280
	19,337

Household Products 2.2%

Alberto-Culver Co., Class B 1,200	58
Avon Products, Inc. 6,600	255
Clorox Co. 2,100	124
Colgate-Palmolive Co. 7,600	389
The Gillette Co. 14,200	636
International Flavors & Fragrances, Inc. 1,400	60
▲ Procter & Gamble Co. 35,700	1,966
	3,488

Security and Number of Shares		Value ($ x 1,000)
Insurance 4.6%		
ACE Ltd. 3,900		167
Aetna, Inc. 2,100		262
AFLAC, Inc. 7,200		287
The Allstate Corp. 9,700		502
AMBAC Financial Group, Inc. 1,592		131
❾ American International Group, Inc. 36,548		2,400
■ AON Corp. 4,550		109
Chubb Corp. 2,700		208
CIGNA Corp. 2,000		163
Cincinnati Financial Corp. 2,415		107
Hartford Financial Services Group, Inc. 4,200		291
Jefferson-Pilot Corp. 1,850		96
Lincoln National Corp. 2,600		121
Loews Corp. 2,700		190
Marsh & McLennan Cos., Inc. 7,200		237
■ MBIA, Inc. 1,950		123
Metlife, Inc. 10,367		420
MGIC Investment Corp. 1,400		96
Principal Financial Group, Inc. 4,574		187
The Progressive Corp. 2,850		242
Prudential Financial, Inc. 7,300		401
Safeco Corp. 1,900		99
The St. Paul Travelers Cos., Inc. 9,459		351
Torchmark Corp. 1,500		86
■ UnumProvident Corp. 4,276		77
■ XL Capital Ltd., Class A 1,900		147
		7,500
Media 3.6%		
Clear Channel Communications, Inc. 8,376		281
• Comcast Corp., Class A 31,259		1,040
Dow Jones & Co., Inc. 1,100		47
Gannett Co., Inc. 3,800		311
■ Knight-Ridder, Inc. 1,200		80
The McGraw-Hill Cos., Inc. 2,700		247
Meredith Corp. 700		38
New York Times Co., Class A 2,200		90
News Corp, Inc., Class A 20,000		373
■ R.R. Donnelley & Sons Co. 3,000		106
• Time Warner, Inc. 64,350		1,251
Tribune Co. 4,400		185
■• Univision Communications, Inc., Class A 4,595		135

Security and Number of Shares		Value ($ x 1,000)
Viacom, Inc., Class B 24,281		884
■ The Walt Disney Co. 29,000		806
		5,874
Miscellaneous 0.6%		
3M Co. 11,000		**903**
Miscellaneous Finance 7.7%		
American Express Co. 17,900		1,009
The Bear Stearns Cos., Inc. 1,512		155
■ Capital One Financial Corp. 3,400		286
▪ The Charles Schwab Corp. 19,042		228
CIT Group, Inc. 2,900		133
▲❹ Citigroup, Inc. 72,636		3,500
■ Countrywide Financial Corp. 8,000		296
• E*TRADE Financial Corp. 5,200		78
Fannie Mae 13,700		976
Federated Investors, Inc., Class B 1,500		46
Franklin Resources, Inc. 3,600		251
Freddie Mac 9,700		715
Golden West Financial Corp. 4,400		270
Goldman Sachs Group, Inc. 6,897		717
Janus Capital Group, Inc. 3,300		55
Lehman Brothers Holdings, Inc. 3,900		341
MBNA Corp. 17,643		497
Merrill Lynch & Co., Inc. 13,300		795
Moody's Corp. 2,100		182
Morgan Stanley 15,550		863
• Providian Financial Corp. 3,800		63
SLM Corp. 6,000		320
Sovereign Bancorp, Inc. 4,700		106
T. Rowe Price Group, Inc. 1,700		106
Washington Mutual, Inc. 12,424		525
		12,513
Non-Durables & Entertainment 1.2%		
Darden Restaurants, Inc. 2,450		68
■• Electronic Arts, Inc. 4,258		263
Fortune Brands, Inc. 2,000		154
Hasbro, Inc. 2,525		49
International Game Technology 5,000		172
Mattel, Inc. 5,900		115
McDonald's Corp. 17,800		571
■• Starbucks Corp. 5,660		353
Wendy's International, Inc. 1,700		67
Yum! Brands, Inc. 4,100		193
		2,005

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 0.4%	
Alcoa, Inc. 12,272	386
Engelhard Corp. 1,800	55
Freeport-McMoran Copper & Gold, Inc., Class B 2,400	92
Phelps Dodge Corp. 1,315	130
	663
Oil: Domestic 1.2%	
Amerada Hess Corp. 1,400	115
Ashland, Inc. 900	53
ConocoPhillips 9,754	847
Kerr-McGee Corp. 2,084	120
Marathon Oil Corp. 4,900	184
•Nabors Industries Ltd. 2,000	103
■Sunoco, Inc. 1,100	90
•Transocean, Inc. 4,584	194
Unocal Corp. 3,700	160
XTO Energy, Inc. 3,700	131
	1,997
Oil: International 3.9%	
ChevronTexaco Corp. 30,170	1,584
▲❷ Exxon Mobil Corp. 91,250	4,678
	6,262
Optical & Photo 0.2%	
•Corning, Inc. 20,700	244
■Eastman Kodak Co. 4,100	132
	376
Paper & Forest Products 0.8%	
Georgia-Pacific Corp. 3,655	137
International Paper Co. 6,798	285
Kimberly-Clark Corp. 7,000	461
■Louisiana-Pacific Corp. 1,400	37
MeadWestvaco Corp. 2,764	94
Temple-Inland, Inc. 800	55
Weyerhaeuser Co. 3,400	229
	1,298
Producer Goods & Manufacturing 5.3%	
•American Standard Cos., Inc. 3,000	124
■Avery Dennison Corp. 1,500	90
Caterpillar, Inc. 4,800	468
Cooper Industries Ltd., Class A 1,300	88
Deere & Co. 3,500	260

Security and Number of Shares	Value ($ x 1,000)
Dover Corp. 2,800	117
Emerson Electric Co. 5,900	414
•Fisher Scientific International, Inc. 1,605	100
▲❶ General Electric Co. 148,100	5,406
Honeywell International, Inc. 12,237	433
Illinois Tool Works, Inc. 4,400	408
Ingersoll-Rand Co., Class A 2,400	193
Johnson Controls, Inc. 2,600	165
•Millipore Corp. 800	40
Pall Corp. 1,700	49
Parker Hannifin Corp. 1,650	125
■Snap-On, Inc. 800	27
W.W. Grainger, Inc. 1,300	87
	8,594
Railroad & Shipping 0.5%	
Burlington Northern Santa Fe Corp. 5,200	246
CSX Corp. 2,900	116
Norfolk Southern Corp. 5,600	203
Union Pacific Corp. 3,700	249
	814
Real Property 0.6%	
■Apartment Investment & Management Co., Class A 1,300	50
Archstone-Smith Trust 2,700	103
Equity Office Properties Trust 5,600	163
Equity Residential 4,200	152
Plum Creek Timber Co., Inc. 2,900	111
ProLogis 2,600	113
■Simon Property Group, Inc. 3,100	201
	893
Retail 6.3%	
Albertson's, Inc. 5,275	126
■•Autonation, Inc. 3,700	71
•AutoZone, Inc. 1,200	110
•Bed, Bath & Beyond, Inc. 4,200	167
Best Buy Co., Inc. 4,650	276
•Big Lots, Inc. 1,400	17
Circuit City Stores, Inc. 2,900	45
Costco Wholesale Corp. 6,500	315
CVS Corp. 5,700	257
■Dillards, Inc., Class A 1,100	30
Dollar General Corp. 4,763	99

Security and Number of Shares	Value ($ x 1,000)
■ Family Dollar Stores, Inc. 2,400	75
Federated Department Stores, Inc. 2,500	145
The Gap, Inc. 12,562	265
Home Depot, Inc. 31,000	1,325
J.C. Penney Co., Inc. Holding Co. 4,100	170
• Kohl's Corp. 4,800	236
• Kroger Co. 10,600	186
Limitedbrands 5,705	131
Lowe's Cos., Inc. 10,800	622
The May Department Stores Co. 4,050	119
Nordstrom, Inc. 2,000	93
• Office Depot, Inc. 4,500	78
OfficeMax, Inc. 1,200	38
RadioShack Corp. 2,400	79
• Safeway, Inc. 6,200	122
■ Sears, Roebuck & Co. 3,100	158
Staples, Inc. 7,000	236
Target Corp. 12,700	660
■ Tiffany & Co. 2,000	64
■ TJX Cos., Inc. 7,200	181
• Toys 'R' Us, Inc. 3,000	61
▲❺ Wal-Mart Stores, Inc. 59,500	3,143
Walgreen Co. 14,600	560
	10,260
Steel 0.1%	
Allegheny Technologies, Inc. 1,750	38
Nucor Corp. 2,400	125
United States Steel Corp. 1,500	77
	240
Telephone 3.3%	
Alltel Corp. 4,400	258
AT&T Corp. 11,216	214
• Avaya, Inc. 6,432	111
BellSouth Corp. 25,800	717
CenturyTel, Inc. 1,900	67
Citizens Communications Co. 4,718	65
• Nextel Communications, Inc., Class A 15,700	471
• Qwest Communications International, Inc. 24,216	107
SBC Communications, Inc. 46,710	1,204
Sprint Corp. (FON Group) 20,550	511
Verizon Communications, Inc. 38,750	1,570
	5,295

Security and Number of Shares	Value ($ x 1,000)
Tobacco 1.3%	
Altria Group, Inc. 28,900	1,766
■ Reynolds American, Inc. 2,128	167
UST, Inc. 2,400	115
	2,048
Travel & Recreation 0.7%	
Brunswick Corp. 1,200	59
■ Carnival Corp. 9,000	519
Harrah's Entertainment, Inc. 1,500	100
Hilton Hotels Corp. 5,400	123
Marriott International, Inc., Class A 3,300	208
Starwood Hotels & Resorts Worldwide, Inc. 2,900	169
	1,178
Trucking & Freight 0.2%	
Paccar, Inc. 2,550	205
Ryder Systems, Inc. 900	43
	248
Utilities: Electric & Gas 3.1%	
• The AES Corp. 8,800	120
• Allegheny Energy, Inc. 2,451	48
■ Ameren Corp. 2,700	135
American Electric Power Co., Inc. 5,560	191
■• Calpine Corp. 7,500	30
Centerpoint Energy, Inc. 4,150	47
Cinergy Corp. 2,600	108
• CMS Energy Corp. 2,400	25
■ Consolidated Edison, Inc. 3,300	144
Constellation Energy Group, Inc. 2,500	109
Dominion Resources, Inc. 4,580	310
DTE Energy Co. 2,400	104
■ Duke Energy Corp. 13,234	335
■• Dynegy, Inc., Class A 5,200	24
Edison International 4,700	151
El Paso Corp. 8,929	93
Entergy Corp. 3,300	223
Exelon Corp. 9,550	421
FirstEnergy Corp. 4,628	183
FPL Group, Inc. 2,700	202
KeySpan Corp. 2,300	91
Kinder Morgan, Inc. 1,690	124
Nicor, Inc. 600	22
NiSource, Inc. 3,546	81

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Peoples Energy Corp. 500	22
•PG&E Corp. 5,900	196
Pinnacle West Capital Corp. 1,200	53
PPL Corp. 2,600	139
Progress Energy, Inc. 3,502	158
Public Service Enterprise Group, Inc. 3,300	171
Sempra Energy 3,141	115
The Southern Co. 10,300	345
■ TECO Energy, Inc. 2,700	41
TXU Corp. 3,422	221
Williams Cos., Inc. 7,900	129
Xcel Energy, Inc. 5,605	102
	5,013

Warrants 0.0% of net assets

Electronics 0.0%

•Lucent Technologies, Inc. expires 12/10/07	1,375	**2**

Short-Term Investment 1.6% of net assets

Provident Institutional TempFund 2,617,122	**2,617**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligation 0.2% of net assets

▲U.S. Treasury Bill 2.13%, 03/17/05	245	**244**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan 7.9% of net assets

Commercial Paper & Other Corporate Obligations 3.5%

Bank of America Corp. 2.30%, 01/31/05	528	528
Concord Imperial Bank Corp. 2.37%, 01/31/05	1,082	1,082
1.72%, 05/25/05	2,177	2,177
Foreningssparbanken AB 2.36%, 01/18/05	1,504	1,504
Fortis Bank NY 2.06%, 06/08/05	109	109
Societe Generale NY 2.36%, 01/14/05	241	241
UBS Bank 2.32%, 01/18/05	88	88
		5,729

Short-Term Investments 4.4%

Bank of America Corp., Time Deposit 1.50%, 01/03/05	478	478

Security and Number of Shares		
Institutional Money Market Trust 6,658,496		6,658
		7,136

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 12/31/04. All numbers x 1,000 except number of futures contracts.

Futures Contracts

	Number of contracts	Contract value	Unrealized Gains
S&P 500 Index, Long expires 03/18/05	10	3,034	**43**

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $12,415 of securities on loan)		$161,876
Collateral invested for securities on loan		12,865
Receivables:		
Fund shares sold		36
Interest		5
Dividends		207
Prepaid expenses	+	1
Total assets		**174,990**

Liabilities

Collateral invested for securities on loan		$12,865
Payables:		
Fund shares redeemed		77
Due to brokers for futures		3
Investment adviser and administrator fees		8
Accrued expenses	+	46
Total liabilities		**12,999**

Net Assets

Total assets		174,990
Total liabilities	−	12,999
Net assets		**$161,991**

Net Assets by Source

Capital received from investors	145,562
Net investment income not yet distributed	2,649
Net realized capital losses	(11,323)
Net unrealized capital gains	25,103

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$161,991		9,222		$17.56

Unless stated, all numbers are x 1,000.

The fund paid $136,816 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$12,732
Sales/maturities	$6,584

These derive from investments and futures.

Federal Tax Data

Portfolio cost		$137,397
Net unrealized gains and losses:		
Gains		$43,176
Losses	+	(18,697)
		$24,479
As of December 31, 2004:		
Net undistributed earnings:		
Ordinary income		$2,649
Long-term capital gains		$—
Unused capital losses:		
Expires 12/31 of:		Loss amount
2008		$664
2009		1,821
2010		7,810
2011		38
2012	+	359
		$10,692
Deferred capital losses		$7

See financial notes.

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Dividends		$3,021
Interest		35
Securities on loan	+	19
Total investment income		**3,075**

Net Realized Gains and Losses

Net realized losses on investments		(234)
Net realized gains on futures contracts	+	222
Net realized losses		**(12)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		12,827
Net unrealized losses on futures contracts	+	(146)
Net unrealized gains		**12,681**

Expenses

Investment adviser and administrator fees		304
Trustees' fees		21
Custodian fees		24
Portfolio accounting fees		20
Professional fees		31
Shareholder reports		48
Other expenses	+	19
Total expenses		467
Expense reduction	−	42
Net expenses		**425**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the operating expenses of this fund through April 30, 2005, to 0.28% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets From Operations

Total investment income		3,075
Net expenses	−	425
Net investment income		**2,650**
Net realized losses		(12)
Net unrealized gains	+	12,681
Increase in net assets from operations		**$15,319**

These add up to a net gain on investments of $12,669.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$2,650	$1,719
Net realized losses	(12)	(188)
Net unrealized gains	+ 12,681	27,789
Increase in net assets from operations	**15,319**	**29,320**

Distributions Paid

Dividends from net investment income	**$1,720**	**$1,477**

Transactions in Fund Shares

	1/1/04–12/31/04		1/1/03–12/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,284	$37,513	2,724	$38,442
Shares reinvested	100	1,720	95	1,477
Shares redeemed	+ (2,259)	(36,911)	(1,487)	(19,991)
Net transactions in fund shares	**125**	**$2,322**	**1,332**	**$19,928**

Shares Outstanding and Net Assets

	1/1/04–12/31/04		1/1/03–12/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,097	$146,070	7,765	$98,299
Total increase	+ 125	15,921	1,332	47,771
End of period	**9,222**	**$161,991**	**9,097**	**$146,070**

Unless stated, all numbers are x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period

Ordinary income	$1,720
Long-term capital gains	$–

Prior period

Ordinary income	$1,477
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $2,649 and $1,719 for the current period and prior period, respectively.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios organized January 21, 1994
- Schwab Money Market Portfolio
- Schwab MarketTrack Growth Portfolio II
- **Schwab S&P 500 Portfolio**

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees. The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The fund may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

Amount Outstanding at 12/31/04 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted Average Interest Rate* (%)
—	100	1.49

*Based on the number of days for which the borrowing is outstanding.

19

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter**: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities** (**60 days or less to maturity**): valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab S&P 500 Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab S&P 500 Portfolio (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California

February 14, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.
[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

24

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

charles SCHWAB

Large-Cap Blend

Schwab MarketTrack Growth Portfolio II

Balanced

For the period ended December 31, 2004

Inception Date: November 1, 1996

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by calling 1-800-435-4000.

Management's Discussion for the year ended December 31, 2004



Larry Mano, a director and a portfolio manager, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the equity portions of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Investment Environment and the Portfolio

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 1.23% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations
- ■ 4.34% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- ■ 10.88% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 18.33% **Russell 2000® Index:** measures U.S. small-cap stocks
- □ 20.25% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.



Kimon Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, is responsible for the overall management of the bond and cash portions of the portfolio. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

The Schwab MarketTrack Growth II Portfolio was up 11.58% for the year, although it slightly lagged its benchmark. The fund's performance was helped by its exposure to the strong performing international sector and small-cap stocks. The portfolio's allocation to fixed income, an asset class that tends to be less volatile, also added to returns, although not as much as equities did over the period.

During the 12-month report period, the S&P 500 Index® was up 10.88% for the year, while the Schwab Small-Cap Index® rose 16.74% and the Schwab International Index® increased 19.09%. In terms of style, value edged out growth by a significant margin. Bonds also had a good year, up 4.34%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. But it was more the strength in the equity markets that helped to boost returns in the MarketTrack portfolio.

Past performance does not indicate future results.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

Schwab MarketTrack Growth Portfolio II

Performance as of 12/31/04

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	11.58%	0.87%	7.70%
Growth Composite Index	11.65%	2.20%	8.00%
Morningstar Large-Cap Blend	8.78%	-3.43%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1,2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $18,332 **Portfolio**
■ $18,751 **Growth Composite Index**
■ $19,524 **S&P 500® Index**
□ $17,280 **Lehman Brothers U.S. Aggregate Bond Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Portfolio Facts as of 12/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	508
Weighted Average Market Cap ($ x 1,000,000)	$61,964
Price/Earnings Ratio (P/E)	24.5
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	8%

Top Holdings[2]

Security	% of Net Assets
❶ **Schwab International Index Fund**® Select Shares®	20.3%
❷ **Schwab Small-Cap Index Fund**® Select Shares	20.0%
❸ **Schwab Total Bond Market Fund**™	15.0%
❹ **Schwab Value Advantage Money Fund**® Investor Shares	2.9%
❺ **General Electric Co.**	1.3%
❻ **Exxon Mobil Corp.**	1.2%
❼ **Microsoft Corp.**	1.0%
❽ **Citigroup, Inc.**	0.9%
❾ **Wal-Mart Stores, Inc.**	0.8%
❿ **Pfizer, Inc.**	0.7%
Total	**64.1%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 39.4% **Large-Cap Stocks**
- 20.3% **International Stocks**
- 20.0% **Small-Cap Stocks**
- 14.9% **Bonds**
- 5.4% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the stock portion of the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 12/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

Portfolio Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab MarketTrack Growth Portfolio II				
Actual Return	0.50%	$1,000	$1,084.40	$2.62
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab MarketTrack Growth Portfolio II

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	13.49	10.75	12.99	14.81	15.84
Income or loss from investment operations:					
Net investment income	0.21	0.16	0.17	0.18	0.35
Net realized and unrealized gains or losses	1.35	2.74	(2.17)	(1.43)	(1.13)
Total income or loss from investment operations	1.56	2.90	(2.00)	(1.25)	(0.78)
Less distributions:					
Dividends from net investment income	(0.18)	(0.16)	(0.20)	(0.35)	(0.14)
Distributions from net realized gains	–	–	(0.04)	(0.22)	(0.11)
Total distributions	(0.18)	(0.16)	(0.24)	(0.57)	(0.25)
Net asset value at end of period	14.87	13.49	10.75	12.99	14.81
Total return (%)	11.58	26.97	(15.44)	(8.40)	(4.82)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.56[2]
Gross operating expenses[1]	0.69	0.87	1.00	0.82	0.84
Net investment income	1.52	1.70	1.59	1.67	2.80
Portfolio turnover rate	8	10	30	13	19
Net assets, end of period ($ x 1,000,000)	34	30	20	22	22

[1] The expense incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[2] The ratio of net operating expenses would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
58.2% Other Investment Companies	17,037	19,703
39.4% Common Stock	10,770	13,325
2.4% Short-Term Investments	825	825
100.0% Total Investments	28,632	33,853
0.0% Other Assets and Liabilities, Net		(10)
100.0% Total Net Assets		33,843

Security and Number of Shares	Value ($ x 1,000)

Common Stock 39.4% of net assets

Aerospace / Defense 0.7%

The Boeing Co. 1,038	54
Crane Co. 100	3
General Dynamics Corp. 250	26
Goodrich Corp. 100	3
Lockheed Martin Corp. 540	30
Northrop Grumman Corp. 428	23
Raytheon Co. 500	20
Rockwell Automation, Inc. 200	10
Rockwell Collins, Inc. 200	8
Textron, Inc. 150	11
United Technologies Corp. 630	65
	253

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 0.5%

•Delta Air Lines, Inc. 100	1
FedEx Corp. 350	34
Sabre Holdings Corp., Class A 172	4
Southwest Airlines Co. 900	15
United Parcel Service, Inc., Class B 1,347	115
	169

Alcoholic Beverages 0.2%

Adolph Coors Co., Class B 25	2
Anheuser-Busch Cos., Inc. 975	50
Brown-Forman Corp., Class B 150	7
	59

Apparel 0.2%

•Coach, Inc. 200	11
Jones Apparel Group, Inc. 150	6
Liz Claiborne, Inc. 100	4
Nike, Inc., Class B 300	27
Reebok International Ltd. 100	4
VF Corp. 100	6
	58

Automotive Products / Motor Vehicles 0.4%

Cooper Tire & Rubber Co. 100	2
Cummins, Inc. 50	4
Dana Corp. 180	3
Danaher Corp. 350	20
Delphi Corp. 579	5
Eaton Corp. 200	15
Ford Motor Co. 2,098	31
General Motors Corp. 650	26
Genuine Parts Co. 200	9
•Goodyear Tire & Rubber Co. 100	2
Harley-Davidson, Inc. 350	21
•Navistar International Corp. 100	4
Visteon Corp. 104	1
	143

Banks 3.1%

AmSouth Bancorp. 430	11
Bank of America Corp. 4,840	228
The Bank of New York Co., Inc. 900	30
BB&T Corp. 626	26
Comerica, Inc. 200	12
Fifth Third Bancorp 667	32
First Horizon National Corp. 150	7
Huntington Bancshares, Inc. 333	8

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
JPMorgan Chase & Co. 4,286	167
KeyCorp, Inc. 500	17
M&T Bank Corp. 140	15
Marshall & Ilsley Corp. 300	13
Mellon Financial Corp. 525	17
National City Corp. 824	31
North Fork Bancorp., Inc. 600	17
Northern Trust Corp. 250	12
PNC Financial Services Group, Inc. 340	20
Regions Financial Corp. 595	21
State Street Corp. 400	20
SunTrust Banks, Inc. 420	31
Synovus Financial Corp. 325	9
U.S. Bancorp 2,274	71
Wachovia Corp. 1,882	99
Wells Fargo & Co. 2,000	124
Zions Bancorp. 100	7
	1,045
Business Machines & Software 3.5%	
Adobe Systems, Inc. 250	16
• Apple Computer, Inc. 500	32
Autodesk, Inc. 200	8
• BMC Software, Inc. 200	4
• Cisco Systems, Inc. 7,925	153
• Compuware Corp. 400	3
• Comverse Technology, Inc. 200	5
• Dell, Inc. 2,925	123
• EMC Corp. 2,850	42
• Gateway, Inc. 200	1
Hewlett-Packard Co. 3,462	73
International Business Machines Corp. 2,020	199
Lexmark International, Inc., Class A 150	13
❼ Microsoft Corp. 12,915	345
• NCR Corp. 100	7
• Network Appliance, Inc. 400	13
• Novell, Inc. 400	3
• Oracle Corp. 6,000	82
Pitney Bowes, Inc. 250	12
• Siebel Systems, Inc. 600	6
• Sun Microsystems, Inc. 3,675	20
• Unisys Corp. 350	3
• Xerox Corp. 900	15
	1,178

Security and Number of Shares	Value ($ x 1,000)
Business Services 1.8%	
• Affiliated Computer Services, Inc., Class A 203	12
• Allied Waste Industries, Inc. 400	4
• Apollo Group, Inc., Class A 200	16
Automatic Data Processing, Inc. 700	31
Cendant Corp. 1,190	28
Cintas Corp. 182	8
• Citrix Systems, Inc. 175	4
Computer Associates International, Inc. 700	22
• Computer Sciences Corp. 200	11
• Convergys Corp. 137	2
Deluxe Corp. 100	4
• eBay, Inc. 859	100
Electronic Data Systems Corp. 550	13
Equifax, Inc. 175	5
First Data Corp. 1,032	44
• Fiserv, Inc. 225	9
H&R Block, Inc. 200	10
IMS Health, Inc. 300	7
• Interpublic Group of Cos., Inc. 500	7
• Intuit, Inc. 244	11
• Mercury Interactive Corp. 100	5
• Monster Worldwide, Inc. 95	3
Omnicom Group, Inc. 220	18
• Parametric Technology Corp. 200	1
Paychex, Inc. 425	14
• PeopleSoft, Inc. 400	11
Robert Half International, Inc. 200	6
• SunGard Data Systems, Inc. 361	10
• Symantec Corp. 800	21
Tyco International Ltd. 2,360	84
• Veritas Software Corp. 500	14
Waste Management, Inc. 720	22
• Yahoo! Inc. 1,580	59
	616
Chemicals 0.6%	
Air Products & Chemicals, Inc. 250	14
Dow Chemical Co. 1,121	56
E.I. du Pont de Nemours & Co. 1,169	57
Eastman Chemical Co. 100	6
Ecolab, Inc. 275	10
Great Lakes Chemical Corp. 100	3
• Hercules, Inc. 100	1

Security and Number of Shares	Value ($ x 1,000)
Monsanto Co. 314	17
PPG Industries, Inc. 200	14
Praxair, Inc. 400	18
Rohm & Haas Co. 300	13
Sigma-Aldrich Corp. 100	6
	215

Construction 0.2%

Centex Corp. 150	9
Fluor Corp. 100	5
KB Home 50	5
Masco Corp. 500	18
Pulte Homes, Inc. 150	10
The Sherwin-Williams Co. 175	8
The Stanley Works 100	5
Vulcan Materials Co. 100	5
	65

Consumer Durables 0.1%

Black & Decker Corp. 100	9
Leggett & Platt, Inc. 200	6
Maytag Corp. 100	2
Newell Rubbermaid, Inc. 300	7
Whirlpool Corp. 100	7
	31

Containers 0.1%

Ball Corp. 200	9
Bemis Co. 100	3
• Pactiv Corp. 200	5
• Sealed Air Corp. 103	5
	22

Electronics 1.9%

• ADC Telecommunications, Inc. 700	2
• Advanced Micro Devices, Inc. 400	9
• Agilent Technologies, Inc. 566	14
• Altera Corp. 464	10
American Power Conversion Corp. 275	6
Analog Devices, Inc. 450	17
• Andrew Corp. 200	3
• Applied Materials, Inc. 2,000	34
• Applied Micro Circuits Corp. 221	1
• Broadcom Corp., Class A 355	11
• CIENA Corp. 300	1

Security and Number of Shares	Value ($ x 1,000)
• Freescale Semiconductor, Inc., Class B 300	6
Intel Corp. 7,675	180
ITT Industries, Inc. 100	8
• Jabil Circuit, Inc. 208	5
• JDS Uniphase Corp. 1,654	5
• KLA-Tencor Corp. 240	11
Linear Technology Corp. 400	16
• LSI Logic Corp. 400	2
• Lucent Technologies, Inc. 5,055	19
Maxim Integrated Products, Inc. 400	17
• Micron Technology, Inc. 650	8
Molex, Inc. 225	7
Motorola, Inc. 2,721	47
• National Semiconductor Corp. 400	7
• Novellus Systems, Inc. 175	5
• Nvidia Corp. 200	5
PerkinElmer, Inc. 118	3
• PMC–Sierra, Inc. 200	2
• Power-One, Inc. 226	2
• QLogic Corp. 113	4
Qualcomm, Inc. 1,900	81
• Sanmina-SCI Corp. 500	4
Scientific-Atlanta, Inc. 175	6
• Solectron Corp. 1,000	5
Symbol Technologies, Inc. 289	5
Tektronix, Inc. 100	3
• Tellabs, Inc. 500	4
• Teradyne, Inc. 200	3
Texas Instruments, Inc. 2,050	50
• Thermo Electron Corp. 175	5
• Thomas & Betts Corp. 80	2
• Waters Corp. 150	7
Xilinx, Inc. 375	11
	653

Energy: Raw Materials 0.7%

Anadarko Petroleum Corp. 295	19
Apache Corp. 386	19
Baker Hughes, Inc. 431	18
• BJ Services Co. 200	9
Burlington Resources, Inc. 500	22
Devon Energy Corp. 580	23
EOG Resources, Inc. 132	9
Halliburton Co. 500	20

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•Noble Corp. 200	10
Occidental Petroleum Corp. 465	27
•Rowan Cos., Inc. 100	3
Schlumberger Ltd. 700	47
Valero Energy Corp. 300	14
	240

Food & Agriculture 1.3%

Archer-Daniels-Midland Co. 774	17
Campbell Soup Co. 500	15
The Coca-Cola Co. 2,825	118
Coca-Cola Enterprises, Inc. 550	11
ConAgra Foods, Inc. 650	19
General Mills, Inc. 450	22
H.J. Heinz Co. 400	16
Hershey Foods Corp. 300	17
Kellogg Co. 500	22
McCormick & Co., Inc. 200	8
The Pepsi Bottling Group, Inc. 312	8
PepsiCo, Inc. 2,055	107
Sara Lee Corp. 900	22
Supervalu, Inc. 175	6
Sysco Corp. 700	27
Wm. Wrigley Jr. Co. 250	17
	452

Gold 0.1%

Newmont Mining Corp. 500	**22**

Healthcare / Drugs & Medicine 4.8%

Abbott Laboratories 1,860	87
Allergan, Inc. 150	12
AmerisourceBergen Corp. 150	9
•Amgen, Inc. 1,470	94
Applied Biosystems Group–Applera Corp. 200	4
Bausch & Lomb, Inc. 100	6
Baxter International, Inc. 725	25
Becton Dickinson & Co. 300	17
•Biogen Idec, Inc. 380	25
Biomet, Inc. 325	14
•Boston Scientific Corp. 988	35
Bristol-Myers Squibb Co. 2,300	59
C.R. Bard, Inc. 100	6

Security and Number of Shares	Value ($ x 1,000)
Cardinal Health, Inc. 525	31
•Caremark Rx, Inc. 535	21
•Chiron Corp. 200	7
Eli Lilly & Co. 1,320	75
•Express Scripts, Inc. 100	8
•Forest Laboratories, Inc. 450	20
•Genzyme Corp. 250	15
•Gilead Sciences, Inc. 450	16
Guidant Corp. 350	25
HCA, Inc. 600	24
Health Management Associates, Inc., Class A 300	7
•Hospira, Inc. 186	6
•Humana, Inc. 200	6
Johnson & Johnson 3,536	224
•King Pharmaceuticals, Inc. 233	3
•Laboratory Corp. of America Holdings 200	10
Manor Care, Inc. 100	4
McKesson Corp. 374	12
•Medco Health Solutions, Inc. 337	14
•Medimmune, Inc. 300	8
Medtronic, Inc. 1,440	72
Merck & Co., Inc. 2,550	82
Mylan Laboratories, Inc. 300	5
⑩ Pfizer, Inc. 8,959	241
Quest Diagnostics 139	13
Schering-Plough Corp. 1,700	36
•St. Jude Medical, Inc. 400	17
Stryker Corp. 464	22
•Tenet Healthcare Corp. 450	5
UnitedHealth Group, Inc. 830	73
•Watson Pharmaceuticals, Inc. 100	3
•WellPoint, Inc. 350	40
Wyeth 1,600	68
•Zimmer Holdings, Inc. 275	22
	1,628

Household Products 0.9%

Alberto-Culver Co., Class B 150	7
Avon Products, Inc. 540	21
Clorox Co. 250	15
Colgate-Palmolive Co. 650	33

Security and Number of Shares	Value ($ x 1,000)
The Gillette Co. 1,200	54
International Flavors & Fragrances, Inc. 100	4
Procter & Gamble Co. 3,040	168
	302
Insurance 1.9%	
ACE Ltd. 340	14
Aetna, Inc. 200	25
AFLAC, Inc. 600	24
The Allstate Corp. 840	43
AMBAC Financial Group, Inc. 123	10
American International Group, Inc. 3,106	204
AON Corp. 325	8
Chubb Corp. 240	18
CIGNA Corp. 175	14
Cincinnati Financial Corp. 210	9
Hartford Financial Services Group, Inc. 340	24
Jefferson-Pilot Corp. 175	9
Lincoln National Corp. 200	9
Loews Corp. 200	14
Marsh & McLennan Cos., Inc. 625	21
MBIA, Inc. 150	9
Metlife, Inc. 915	37
MGIC Investment Corp. 100	7
Principal Financial Group, Inc. 381	16
The Progressive Corp. 265	22
Prudential Financial, Inc. 650	36
Safeco Corp. 150	8
The St. Paul Travelers Cos., Inc. 797	30
Torchmark Corp. 150	9
UnumProvident Corp. 323	6
XL Capital Ltd., Class A 155	12
	638
Media 1.4%	
Clear Channel Communications, Inc. 729	24
• Comcast Corp., Class A 2,576	86
Dow Jones & Co., Inc. 100	4
Gannett Co., Inc. 325	26
Knight-Ridder, Inc. 100	7
The McGraw-Hill Cos., Inc. 225	21
Meredith Corp. 50	3
New York Times Co., Class A 200	8
R.R. Donnelley & Sons Co. 300	11

Security and Number of Shares	Value ($ x 1,000)
• Time Warner, Inc. 5,500	107
Tribune Co. 400	17
• Univision Communications, Inc., Class A 354	10
Viacom, Inc., Class B 1,992	72
The Walt Disney Co. 2,430	68
	464
Miscellaneous 0.2%	
3M Co. 925	**76**
Miscellaneous Finance 3.1%	
American Express Co. 1,550	87
The Bear Stearns Cos., Inc. 110	11
Capital One Financial Corp. 290	24
▮ The Charles Schwab Corp. 1,575	19
CIT Group, Inc. 200	9
❽ Citigroup, Inc. 6,222	300
Countrywide Financial Corp. 660	24
• E*TRADE Financial Corp. 400	6
Fannie Mae 1,145	82
Federated Investors, Inc., Class B 100	3
Franklin Resources, Inc. 300	21
Freddie Mac 800	59
Golden West Financial Corp. 350	22
Goldman Sachs Group, Inc. 562	59
Janus Capital Group, Inc. 300	5
Lehman Brothers Holdings, Inc. 350	31
MBNA Corp. 1,487	42
Merrill Lynch & Co., Inc. 1,150	69
Moody's Corp. 175	15
Morgan Stanley 1,330	74
• Providian Financial Corp. 350	6
SLM Corp. 550	29
Sovereign Bancorp, Inc. 500	11
T. Rowe Price Group, Inc. 150	9
Washington Mutual, Inc. 1,050	44
	1,061
Non-Durables & Entertainment 0.5%	
Darden Restaurants, Inc. 150	4
• Electronic Arts, Inc. 354	22
Fortune Brands, Inc. 175	14
Hasbro, Inc. 200	4
International Game Technology 413	14
Mattel, Inc. 500	10
McDonald's Corp. 1,450	46
• Starbucks Corp. 470	29

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Wendy's International, Inc. 140	6
Yum! Brands, Inc. 320	15
	164
Non-Ferrous Metals 0.2%	
Alcoa, Inc. 1,000	31
Engelhard Corp. 160	5
Freeport-McMoran Copper & Gold, Inc., Class B 200	8
Phelps Dodge Corp. 100	10
	54
Oil: Domestic 0.5%	
Amerada Hess Corp. 100	8
Ashland, Inc. 100	6
ConocoPhillips 805	70
Kerr-McGee Corp. 150	9
Marathon Oil Corp. 400	15
• Nabors Industries Ltd. 175	9
Sunoco, Inc. 100	8
• Transocean, Inc. 358	15
Unocal Corp. 300	13
XTO Energy, Inc. 300	10
	163
Oil: International 1.6%	
ChevronTexaco Corp. 2,540	133
❻ Exxon Mobil Corp. 7,780	399
	532
Optical & Photo 0.1%	
• Corning, Inc. 1,500	17
Eastman Kodak Co. 300	10
	27
Paper & Forest Products 0.3%	
Georgia-Pacific Corp. 326	12
International Paper Co. 570	24
Kimberly-Clark Corp. 600	39
Louisiana-Pacific Corp. 100	3
MeadWestvaco Corp. 197	7
• Neenah Paper, Inc. 18	1
Temple-Inland, Inc. 50	3
Weyerhaeuser Co. 250	17
	106
Producer Goods & Manufacturing 2.1%	
• American Standard Cos., Inc. 300	12
Avery Dennison Corp. 150	9

Security and Number of Shares	Value ($ x 1,000)
Caterpillar, Inc. 400	39
Cooper Industries Ltd., Class A 100	7
Deere & Co. 350	26
Dover Corp. 260	11
Emerson Electric Co. 500	35
• Fisher Scientific International, Inc. 100	6
❺ General Electric Co. 12,500	456
Honeywell International, Inc. 987	35
Illinois Tool Works, Inc. 350	32
Ingersoll-Rand Co., Class A 200	16
Johnson Controls, Inc. 240	15
• Millipore Corp. 75	4
Pall Corp. 100	3
Parker Hannifin Corp. 150	11
Snap-On, Inc. 75	3
W.W. Grainger, Inc. 100	7
	727
Railroad & Shipping 0.2%	
Burlington Northern Santa Fe Corp. 400	19
CSX Corp. 225	9
Norfolk Southern Corp. 480	17
Union Pacific Corp. 295	20
	65
Real Property 0.2%	
Apartment Investment & Management Co., Class A 100	4
Equity Office Properties Trust 500	14
Equity Residential 300	11
Plum Creek Timber Co., Inc. 200	8
ProLogis 200	9
Simon Property Group, Inc. 240	15
	61
Retail 2.5%	
Albertson's, Inc. 400	10
• Autonation, Inc. 300	6
• AutoZone, Inc. 100	9
• Bed, Bath & Beyond, Inc. 350	14
Best Buy Co., Inc. 390	23
• Big Lots, Inc. 88	1
Circuit City Stores, Inc. 200	3
Costco Wholesale Corp. 560	27
CVS Corp. 490	22
Dillards, Inc., Class A 100	3
Dollar General Corp. 395	8
Family Dollar Stores, Inc. 200	6

Security and Number of Shares	Value ($ x 1,000)
Federated Department Stores, Inc. 200	12
The Gap, Inc. 1,037	22
Home Depot, Inc. 2,600	111
J.C. Penney Co., Inc. Holding Co. 300	12
• Kohl's Corp. 400	20
• Kroger Co. 900	16
Limitedbrands 521	12
Lowe's Cos., Inc. 940	54
The May Department Stores Co. 350	10
Nordstrom, Inc. 200	9
• Office Depot, Inc. 325	6
OfficeMax, Inc. 75	2
RadioShack Corp. 200	7
• Safeway, Inc. 500	10
Sears, Roebuck & Co. 300	15
Staples, Inc. 600	20
Target Corp. 1,090	57
Tiffany & Co. 150	5
TJX Cos., Inc. 600	15
• Toys 'R' Us, Inc. 200	4
❾ Wal-Mart Stores, Inc. 5,050	267
Walgreen Co. 1,175	45
Winn-Dixie Stores, Inc. 100	—
	863
Steel 0.1%	
Allegheny Technologies, Inc. 100	2
Nucor Corp. 200	11
United States Steel Corp. 100	5
Worthington Industries, Inc. 100	2
	20
Telephone 1.3%	
Alltel Corp. 400	24
AT&T Corp. 935	18
• Avaya, Inc. 513	9
BellSouth Corp. 2,180	61
CenturyTel, Inc. 150	5
Citizens Communications Co. 358	5
• Nextel Communications, Inc., Class A 1,275	38
• Qwest Communications International, Inc. 2,027	9
SBC Communications, Inc. 3,956	102
Sprint Corp. (FON Group) 1,662	41
Verizon Communications, Inc. 3,313	134
	446
Tobacco 0.5%	
Altria Group, Inc. 2,440	149
Reynolds American, Inc. 200	16
UST, Inc. 200	9
	174
Travel & Recreation 0.3%	
Brunswick Corp. 100	5
Carnival Corp. 725	42
Harrah's Entertainment, Inc. 150	10
Hilton Hotels Corp. 400	9
Marriott International, Inc., Class A 250	16
Starwood Hotels & Resorts Worldwide, Inc. 260	15
	97
Trucking & Freight 0.1%	
Paccar, Inc. 187	15
Ryder Systems, Inc. 75	4
	19
Utilities: Electric & Gas 1.2%	
• The AES Corp. 650	9
• Allegheny Energy, Inc. 78	2
Ameren Corp. 200	10
American Electric Power Co., Inc. 460	16
• Calpine Corp. 500	2
Centerpoint Energy, Inc. 400	4
Cinergy Corp. 200	8
• CMS Energy Corp. 300	3
Consolidated Edison, Inc. 300	13
Constellation Energy Group, Inc. 200	9
Dominion Resources, Inc. 396	27
DTE Energy Co. 200	9
Duke Energy Corp. 1,050	27
• Dynegy, Inc., Class A 300	1
Edison International 400	13
El Paso Corp. 696	7
Entergy Corp. 250	17
Exelon Corp. 774	34
FirstEnergy Corp. 391	15

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
FPL Group, Inc. 200	15
KeySpan Corp. 200	8
Kinder Morgan, Inc. 156	11
Nicor, Inc. 50	2
NiSource, Inc. 357	8
Peoples Energy Corp. 50	2
• PG&E Corp. 500	17
Pinnacle West Capital Corp. 100	4
PPL Corp. 200	11
Progress Energy, Inc. 277	13
Public Service Enterprise Group, Inc. 300	15
Sempra Energy 285	10
The Southern Co. 875	29
TECO Energy, Inc. 250	4
TXU Corp. 350	23
Williams Cos., Inc. 600	10
Xcel Energy, Inc. 505	9
	417

Other Investment Companies
58.2% of net assets

Security and Number of Shares	Value ($ x 1,000)
▮❶ Schwab International Index Fund®, Select Shares® 427,578	6,875
▮❷ Schwab Small-Cap Index Fund®, Select Shares 305,813	6,780
▮❸ Schwab Total Bond Market Fund™ 502,966	5,055
▮❹ Schwab Value Advantage Money Fund®, Investor Shares 992,706	993
	19,703

Short-Term Investments
2.4% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Brown Brothers Harriman, Grand Cayman Time Deposit 1.60%, 01/03/05	75	75
Wells Fargo, Grand Cayman Time Deposit 1.60%, 01/03/05	750	750
		825

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$33,853
Receivables:		
Dividends	+	18
Total assets		**33,871**

Liabilities

Payables:		
Fund shares redeemed		1
Investment adviser and administrator fees		2
Accrued expenses	+	25
Total liabilities		**28**

Net Assets

Total assets		33,871
Total liabilities	−	28
Net assets		**$33,843**

Net Assets by Source

Capital received from investors	29,187
Net investment income not yet distributed	466
Net realized capital losses	(1,031)
Net unrealized capital gains	5,221

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$33,843		2,276		$14.87

Unless stated, all numbers x 1,000.

The fund paid $28,632 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$2,770
Sales/maturities	$2,306

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds

Small-Cap Index Fund	0.4%
International Index Fund	0.5%

Schwab Bond Funds

Total Bond Market Fund	0.5%

Schwab Money Funds

Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio cost	$29,015

Net unrealized gains and losses:		
Gains		$6,387
Losses	+	(1,549)
		$4,838

As of December 31, 2004:

Net undistributed earnings:	
Ordinary income	$466
Long-term capital gains	$−

Unused capital losses:		
Expires 12/31 of:		Loss amount
2010		$347
2011		200
2012	+	101
		$648

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$614
Interest	+	6
Total investment income		**620**

Net Realized Gains and Losses

Net realized gains on investments sold		53
Net realized gains received from underlying funds	+	25
Net realized gains		**78**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**2,883**

Expenses

Investment adviser and administrator fees		135
Trustees' fees		12
Custodian fees		20
Portfolio accounting fees		4
Professional fees		30
Shareholder reports		4
Other expenses	+	6
Total expenses		211
Expense reduction	−	58
Net expenses		**153**

Increase in Net Assets From Operations

Total investment income		620
Net expenses	−	153
Net investment income		**467**
Net realized gains		78
Net unrealized gains	+	2,883
Increase in net assets from operations		**$3,428**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the operating expenses of this fund through April 30, 2005, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $2,961.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		1/1/04-12/31/04	1/1/03-12/31/03
Net investment income		$467	$394
Net realized gains or losses		78	(162)
Net unrealized gains	+	2,883	5,540
Increase in net assets from operations		**3,428**	**5,772**

Distributions Paid

Dividends from net investment income	**$394**	**$334**

Transactions in Fund Shares

		1/1/04-12/31/04		1/1/03-12/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		319	$4,455	697	$8,463
Shares reinvested		27	394	25	334
Shares redeemed	+	(288)	(3,967)	(398)	(4,659)
Net transactions in fund shares		**58**	**$882**	**324**	**$4,138**

Shares Outstanding and Net Assets

		1/1/04-12/31/04		1/1/03-12/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		2,218	$29,927	1,894	$20,351
Total increase	+	58	3,916	324	9,576
End of period		**2,276**	**$33,843**	**2,218**	**$29,927**

Unaudited

For corporations, 49% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$394
Long-term capital gains	$–
Prior period	
Ordinary income	$334
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $466 and $393 at the end of the current period and prior period, respectively.

See financial notes. 17

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value (NAV) which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the under-lying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios
organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the fund may invest in other related funds. The percentages of fund shares of other related funds owned are shown in the fund's Statement of Assets and Liabilities.

The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for this fund during the period.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab MarketTrack Growth Portfolio II

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab MarketTrack Growth Portfolio II (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, CA

February 14, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.
[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

23

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

charles SCHWAB

Money Market | # Schwab Money Market Portfolio

Money Market

For the period ended December 31, 2004

Inception Date: May 3, 1994

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by calling 1-800-435-4000.

Management's Discussion



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the portfolio since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Portfolio

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

In this economic environment, with rates rising and expected to head higher, we maintained a short weighted average maturity (WAM) for the fund, ranging from 25 days to 35 days. In doing so, we lowered the fund's exposure to rising rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled money fund managers to more quickly reinvest at higher rates.

Management's Discussion continued

Performance and Portfolio Facts as of 12/31/04

Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield	1.65%
Seven-Day Effective Yield	1.66%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	26 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

Portfolio Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab Money Market Portfolio				
Actual Return	0.48%	$1,000	$1,005.90	$2.42
Hypothetical 5% Return	0.48%	$1,000	$1,022.72	$2.44

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab Money Market Portfolio

Financial Statements

Financial Highlights

	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-share data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.01	0.04	0.06
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.90	0.74	1.31	3.72	5.95
Ratios/supplemental data (%)					
Ratios to average net assets:					
Net operating expenses	0.46	0.44	0.48	0.49	0.49[1]
Gross operating expenses	0.46	0.44	0.48	0.50	0.51
Net investment income	0.89	0.75	1.31	3.55	5.81
Net assets, end of period ($ x 1,000,000)	116	141	215	204	160

[1] The ratio of net operating expenses would have been 0.48% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturity greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturity less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
82.7% **U.S. Government Securities**	95,990	95,990
18.1% **Other Investments**	20,949	20,949
100.8% **Total Investments**	116,939	116,939
(0.8)% **Other Assets and Liabilities**		(879)
100.0% **Total Net Assets**		116,060

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 82.7% of net assets		
Discount Notes 81.8%		
Fannie Mae		
2.17%, 01/12/05	9,609	9,603
2.00%, 01/24/05	3,000	2,996
2.31%, 02/04/05	1,500	1,497
2.28%, 02/09/05	1,800	1,796
2.06%, 02/18/05	3,625	3,615
2.09%, 03/23/05	1,400	1,393
2.15%, 04/06/05	2,500	2,486
2.56%, 05/12/05	1,576	1,561
Federal Farm Credit Bank		
2.21%, 01/04/05	4,000	3,999
2.18%, 01/06/05	5,000	4,998
2.20%, 01/06/05	1,000	1,000
2.18%, 01/13/05	3,000	2,998
2.21%, 01/13/05	1,500	1,499
1.26%, 02/15/05	1,000	998
2.26%, 02/28/05	1,000	996
2.33%, 03/16/05	3,000	2,986
Federal Home Loan Bank		
2.10%, 01/05/05	1,400	1,400
2.13%, 01/07/05	1,200	1,200
2.12%, 01/14/05	1,697	1,696
2.13%, 01/14/05	2,021	2,019
2.27%, 01/19/05	1,423	1,421
2.21%, 01/26/05	1,300	1,298
2.04%, 01/28/05	3,000	2,995
2.29%, 02/04/05	3,000	2,994
2.18%, 02/09/05	1,000	998
Freddie Mac		
2.04%, 01/04/05	1,310	1,310
2.27%, 01/12/05	1,455	1,454
1.98%, 01/18/05	2,020	2,018
1.99%, 01/18/05	5,000	4,995
2.00%, 01/18/05	5,000	4,995
2.28%, 01/18/05	5,650	5,644
2.13%, 02/08/05	1,683	1,679
2.32%, 02/08/05	1,420	1,417
2.26%, 02/15/05	1,060	1,057
2.09%, 03/29/05	1,000	995
Tennessee Valley Authority		
2.15%, 01/20/05	5,000	4,994
2.34%, 03/17/05	4,000	3,981
		94,981

Issuer Rate, maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Coupon Notes 0.9%		
Federal Home Loan Bank		
1.61%, 05/13/05	1,000	**1,009**

	Maturity Amount ($ x 1,000)	

Other Investments 18.1% of net assets

Repurchase Agreements 18.1%		
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Treasury Securities with a value of $ 21,369 1.60%, issued 12/31/04 due 01/03/05	20,951	**20,949**

End of investments.

Statement of

Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets	
Investments, at value	$95,990
Repurchase agreements, at value	20,949
Receivables:	
Interest	7
Fund shares sold	+ 38
Total assets	**116,984**

Liabilities	
Payables:	
Fund shares redeemed	895
Investment advisory and administration fees	2
Trustees' fees	3
Accrued expenses	+ 24
Total liabilities	**924**

Net Assets	
Total assets	116,984
Total liabilities	− 924
Net assets	**$116,060**

Net Assets by Source

Capital received from investors	116,074
Net realized capital losses	(14)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$116,060		116,107		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $116,939.

Federal Tax Data

Cost basis of portfolio	$116,939
As of December 31, 2004:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$1
2006	3
2007	9
2008	+ 1
	$14
Reclassifications:	
Net realized capital gains	$1
Reclassified as:	
Capital received from investors	($1)

See financial notes.

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income		
Interest		**$1,778**
Expenses		
Investment adviser and administrator fees		500
Trustees' fees		27
Custodian and portfolio accounting fees		19
Professional fees		29
Shareholder reports		27
Other expenses	+	7
Total expenses		**609**
Increase in Net Assets from Operations		
Total investment income		1,778
Total expenses	−	609
Net investment income		**1,169**
Increase in net assets from operations		**$1,169**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

The investment adviser (CSIM) guarantees to limit the operating expenses of this fund through April 30, 2005 to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$1,169	$1,354
Increase in net assets from operations	**1,169**	**1,354**

Distributions Paid

Dividends from net investment income	**1,169**	**1,354**

Transactions in Fund Shares

Shares sold	115,803	260,198
Shares reinvested	1,169	1,354
Shares redeemed	+ (141,823)	(335,840)
Net transactions in fund shares	**(24,851)**	**(74,288)**

Net Assets

Beginning of period	140,911	215,199
Total decrease	+ (24,851)	(74,288)
End of period	**$116,060**	**$140,911**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year
Ordinary income	$1,169
Long-term capital gains	$–

Prior year
Ordinary income	$1,354
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

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The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios
Organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average dailty net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Money Market Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Money Market Portfolio (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (here-after referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California

February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

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